                                                                                                                                                                                                                                                                                               450 Wireless Blvd.

                                                                                                                                                                                                                       Hauppauge, New York 11788

NORTHERN LIGHTS VARIABLE TRUST

Emile R. Molineaux

Secretary

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

                                                                                                                    January 7, 2008

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Sally Samuel, Senior Attorney

(202) 551-6957

RE:

Northern Lights Variable Trust (the “Registrant”), on behalf of the Dent Strategic Portfolio and The Smart Portfolios

File Nos. 333-131820;  811-21853

Dear Ms. Samuel:

On behalf of the Registrant, this letter responds to the comments you provided to me via telephone on Thursday, December 6, 2007, with respect to the above-referenced Rule 485(a) post-effective amendment filed on October 24, 2007 (the “485(a) filing”).

Your comments are set forth below, and each is followed by the Registrant’s response.  Further, all of the below-detailed changes will be reflected in a subsequent filing pursuant to Rule 497.

DENT PROSPECTUS

Comment 1:	Please confirm that the reason the Fee Table does not reflect a separate line for acquired fund fees and expenses is that they are expected to be less than one basis point.
Response:	The Fund is expected to have less than one basis point (0.01%) of total acquired fund fees and expenses in its first year of operations.
Comment 2:	On Page 7 - Insert a statement to the effect that a description of the Fund’s policies and procedures with respect to disclosure of portfolio holdings can be found in the Fund’s SAI.
Response:	The following statement has been added to Page 7 of the prospectus: The SAI also includes a description of the Portfolio's policies with respect to disclosure of portfolio holdings.
Comment 3:	The Past Performance stated in the prospectus does not appear to fit known exceptions for disclosure of past performance.
Response:

As discussed earlier today, Registrant is continuing to research the applicable law related to the disclosures and the basis for similar disclosures in other registrants' registration statements.  However, Registrant undertakes to delay any public offering of the shares of this series until this issue is resolved to the satisfaction of the SEC staff.

Comment 4:	Under the heading “Net Asset Value” on Page 11, conform certain language to the disclosure on page 12 under the heading “When Your Order is Processed.”
Response:

The following sentence in said section:

“Requests to purchase and sell shares are processed at the NAV next calculated after the request is received by the participating life insurance company, or qualified pension or retirement plan, in proper form before the close of trading on the NYSE (normally 4:00 p.m. Eastern Time) on that day.”

has been replaced by the sentences below:

“All requests to purchase and sell shares, received in good order by the participating life insurance company or qualified pension or retirement plan before the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time) on each day the NYSE is open, will be processed on that same day.  Requests received after the close of regular trading on the NYSE, or on any day the NYSE is closed, will be processed on the next business day.”

Comment 5:

Under the heading “Market Timing” please amend the sentence that reads “(iii) enforce its market timing policy with respect to contract or policy holders identified by the Portfolio as having engaged in market timing.” to reflect specific action such as restricting trading or something else that tracks the language in Rule 22c-2.

Response:

The sentence has been amended to read as follows:

“(iii) enforce its market timing policy with respect to contract or policy holders identified by the Portfolio as having engaged in market timing, including, among other things, rejection of subsequent purchase orders and suspension of exchange privileges.”

Comment 6:

Under “Voting and Meetings” the following sentence states:

“The insurance company may be required to vote on a proportional basis, which means that for shares outstanding for which it receives no instructions, the insurance company will vote those shares in the same proportion as the shares for which it did receive instructions (either for or against a proposal).”   Is proportional voting always required by insurance companies investing in the Fund and, if so, shouldn’t the words “may be” be changed to “is”?  Otherwise, under what circumstances would it not be required?

Response:

Because the requirement to vote on a proportional basis may vary for different insurance companies and different Fund votes, we believe the language “may be” is appropriate in this context.  This statement is being made as part of the point completed in the sentence that follows it: “To the extent your insurance company is required to vote the total Portfolio shares held in its separate accounts on a proportional basis, it is possible that a small number of variable contract owners would be able to determine the outcome of a matter.”

Comment 7:

On the Back cover, insert the following language as specified in Form N-1A, item 1.(b):

“Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders. In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.

Response:	Said language has been so inserted.

SMART PROSPECTUS

Comment 1:	In both Smart prospectuses, under the "Principal Investment Strategies", first paragraph, clarify the definition of "Underlying Funds".
Response:	This section has been amended in both Smart Prospectuses to read: (each and "Underlying Fund" and together, the "Underlying Funds")
Comment 2:	In both Smart prospectuses, in the Expense Tables, it was requested that the font size of the footnotes be reduced.
Response:	The requested change has been made in both prospectuses.
Comment 3:

In Footnote 2 of the Expense Table for the Institutional prospectus and in Footnote 3 of the Expense Table for the Investor prospectus, please clarify that excluding the indirect costs of investing in Underlying Funds, the estimated Total Annual Fund Operating Expenses would be 1.27% before waiver and/or expense reimbursement and 1.25% after waiver and/or expense reimbursement.

Response:	The footnotes have been revised to reflect the Total Annual Fund Operating Expenses would be 1.27% before waiver and/or expense reimbursement and 1.25% after waiver and/or expense reimbursement.
Comment 4:

On Page 11 of the Investor prospectus and Page 11 of the Institutional prospectus, insert a statement to the effect that a description of the Fund’s policies and procedures with respect to disclosure of portfolio holdings can be found in the Fund’s SAI.

Response:	The following statement has been added to Page 11 of the prospectus: The SAI also includes a description of the Portfolio's policies with respect to disclosure of portfolio holdings.
Comment 5:	Under the heading “Net Asset Value” on Page 11, conform certain language to the disclosure on page 12 under the heading “When Your Order is Processed.”
Response:

The following sentence in said section:

“Requests to purchase and sell shares are processed at the NAV next calculated after the request is received by the participating life insurance company, or qualified pension or retirement plan, in proper form before the close of trading on the NYSE (normally 4:00 p.m. Eastern Time) on that day.”

has been replaced by the sentences below:

“All requests to purchase and sell shares, received in good order by the participating life insurance company or qualified pension or retirement plan before the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time) on each day the NYSE is open, will be processed on that same day.  Requests received after the close of regular trading on the NYSE, or on any day the NYSE is closed, will be processed on the next business day.”

Comment 5:

Under the heading “Market Timing” please amend the sentence that reads “(iii) enforce its market timing policy with respect to contract or policy holders identified by the Portfolio as having engaged in market timing.” to reflect specific action such as restricting trading or something else that tracks the language in Rule 22c-2.

Response:

The sentence has been amended to read as follows:

“(iii) enforce its market timing policy with respect to contract or policy holders identified by the Portfolio as having engaged in market timing, including, among other things, rejection of subsequent purchase orders and suspension of exchange privileges.”

Comment 6:

Under “Voting and Meetings” the following sentence states:

“The insurance company may be required to vote on a proportional basis, which means that for shares outstanding for which it receives no instructions, the insurance company will vote those shares in the same proportion as the shares for which it did receive instructions (either for or against a proposal).”   Is proportional voting always required by insurance companies investing in the Fund and, if so, shouldn’t the words “may be” be changed to “is”?  Otherwise, under what circumstances would it not be required?

Response:

Because the requirement to vote on a proportional basis may vary for different insurance companies and different Fund votes, we believe the language “may be” is appropriate in this context.  This statement is being made as part of the point completed in the sentence that follows it:

 “To the extent your insurance company is required to vote the total Portfolio shares held in its separate accounts on a proportional basis, it is possible that a small number of variable contract owners would be able to determine the outcome of a matter.”

Comment 7:

On the Back cover, insert the following language as specified in Form N-1A, item 1.(b):

“Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders. In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.

Response:	Said language has been so inserted.

DENT SAI

Comment 1:

Under the heading, “Illiquid and Restricted Securities,” please insert language that the portfolio will take the necessary steps to bring illiquid investments back down to 15% or less of portfolio assets if at any time such investments exceed 15%.

Response:	Said language was inserted in said section.
Comment 2:	Under the heading “Compensation,” please include all information required under item 15b of Form N-1A, such as bonus factors considered, etc.
Response:	The following sentence was added in said section: “The bonus is merit-based and includes such factors as performance of the Portfolio and the portfolio manager.”

SMART SAI

Comment 1:

Under the heading, “Illiquid and Restricted Securities,” please insert language that the portfolio will take the necessary steps to bring illiquid investments back down to 15% or less of portfolio assets if at any time such investments exceed 15%.

Response:	Said language was inserted in said section.
Comment 2:	Under the heading “Compensation,” please include all information required under item 15b of Form N-1A, such as bonus factors considered, etc.
Response:	The following sentence was added in said section: “The bonus is merit-based and includes such factors as performance of the Portfolio and the portfolio manager.”

COMBINED PART C

Comment 1:	Include actual exhibits instead of forms of and complete the filing of all outstanding exhibits.
Response:	All available exhibits will be filed with the next post-effective amendment.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/ Emile R. Molineaux

Secretary

Northern Lights Variable Trust